UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	2 May 2023

Release Number	09/23

COMPLETION OF OZ MINERALS ACQUISITION

BHP announces the completion of the OZ Minerals acquisition and implementation of the scheme of arrangement for BHP Lonsdale Investments Pty Limited, a wholly owned subsidiary of BHP Group Limited, to acquire 100% of the shares in OZ Minerals Limited (OZL) (the Scheme). BHP Group Limited is now the ultimate parent company of OZL.

BHP CEO Mike Henry said:

“This acquisition strengthens BHP’s portfolio in copper and nickel and is in line with our strategy to meet increasing demand for the critical minerals needed for electric vehicles, wind turbines and solar panels to support the energy transition. Combining our two organisations will provide options for growth, bring new talent and innovation to unlock these resources in a sustainable way, and deliver value to shareholders and communities.”

In bringing together the BHP and OZ Minerals businesses, BHP will focus on safe and reliable operation of the Olympic Dam, Prominent Hill and Carrapateena assets, building a shared culture of innovation and performance, and progressing sustainable growth options to establish a copper province in South Australia.

BHP Chief Operating Officer Edgar Basto said:

“We welcome the OZ Minerals team to BHP as new colleagues with shared values of safety, respect, innovation and performance. Bringing together our quality resources, talented teams and innovative thinking will help us create opportunities for local employment, small businesses, regional communities, Traditional Owners and the South Australian economy.

“South Australia has the potential to be a major supplier of copper to meet the world’s increasing demand for copper and we look forward to unlocking the potential of our people and their combined talent. This will require new thinking and new technology and we are excited to begin work on the opportunities ahead.”

OZL shareholders today received total cash consideration of A$28.25 per OZL share, comprising:

•	the scheme consideration paid by BHP of A$26.50 for each OZL share held at the scheme record date, which is 7:00pm on 24 April 2023; and

•	a fully franked special dividend paid by OZL of A$1.75 for each OZL share held on the special dividend record date, which is 7:00pm on 21 April 2023.

The cash payment by BHP has been funded using a combination of BHP’s existing cash reserves and the proceeds of a debt facility.

OZL has today applied to be removed from the official list of the ASX. Removal is expected to occur no later than 3 May 2023.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandaz	Monica Nettleton
Mobile: +56 9 8229 5357	Mobile: +1 (416) 518-6293

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia Follow us on social media

Disclaimer and important notice

Forward-looking statements

This announcement may contain forward-looking statements, including statements regarding the Scheme and related transactions, such as the expected timing and benefits. Words such as ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions identify forward-looking statements. Forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, including those associated with the industries in which BHP and OZL operate. Many of these risks are beyond the control of BHP and its related bodies corporate and affiliates, and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives. It is believed that the expectations reflected in forward-looking statements are reasonable, but they may be affected by a range of variables which could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates. Except as required by applicable regulations or law, BHP assumes no obligation, and does not undertake, to update any forward-looking statements or information regularly in part or whole.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Scheme, OZL’s operations or BHP’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this announcement. To the maximum extent permitted by law, none of BHP, its directors, employees, agents or advisers, nor any other person accepts any liability for any loss arising from the use of this announcement or its contents or otherwise arising in connection with it.

Limitation of information in relation to OZL

All information in this announcement in relation to OZL has been sourced from publicly available information in respect of OZL. BHP has conducted due diligence in relation to the Scheme, but has not independently verified such information and, to the maximum extent permitted by law, makes no representation or warranty, expressed or implied, as to the fairness, accuracy, correctness, completeness or adequacy of any information relating to OZL. Receipt of additional or updated information may change any forward-looking statements concerning OZL in this announcement. OZL may have a different interpretation of the underlying data and release other information to the market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: May 2, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary